ANNUAL REPORT

(Exhibit A to Form C-AR)



COMPANY INFORMATION

Company Name: Vita Imaging Inc.

Address: 47633 Westinghouse Drive, Fremont, CA 94539

State of Incorporation: DE

Date Incorporated: 14 March 2019

This Form C-AR (including the cover page and all exhibits attached hereto the ''Form C-AR'') is being furnished by Vita Imaging Inc. a Delaware corporation ("Vita" or the "Company" as well as references to "we,'' "us" or "our"), for the sole purpose of meeting certain disclosure requirements of the Securities and Exchange Commission.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "Rights of Securities".

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities previously issued by the Company, nor has it passed upon the accuracy or completeness of this Annual Report.

The Securities referred to herein were originally issued under exemptions from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities were exempt from registration.

The Company filing this Form C-AR pursuant to Regulation CF must file a report with the Commission annually and post the report on its website at www.vita-imaging.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF by: (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended; (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record; (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000; (4) the repurchase or repayment in full of all securities issued by the Company in reliance on Section 4(a)(6) of the Securities Act; or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 8, 2026.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH HOLDING SECURITIES IN THE COMPANY. THE SECURITIES ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR SECURITIES AND ONE MAY NEVER DEVELOP. HOLDERS SHOULD REVIEW THE SECTION ENTITLED "RISK FACTORS".

READERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING, TAX, OR FINANCIAL ADVICE AND SHOULD CONSULT THEIR OWN ADVISERS REGARDING MATTERS RELEVANT TO THEIR OWNERSHIP OF, OR TRANSACTIONS IN, THE COMPANY'S SECURITIES.

SECURITIES PREVIOUSLY SOLD BY THE COMPANY IN RELIANCE ON REGULATION CROWDFUNDING ARE SUBJECT TO TRANSFER RESTRICTIONS UNDER RULE 501 OF REGULATION CROWDFUNDING. HOLDERS SHOULD BE AWARE THAT THOSE SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF ONLY AS PERMITTED UNDER APPLICABLE LAW.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS RECOMMENDED THE COMPANY'S SECURITIES OR CONFIRMED THE ACCURACY OR ADEQUACY OF THIS ANNUAL REPORT.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical facts, relating to present facts, or current conditions included in this Form C-AR, are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The statements may include words such as "anticipate," "estimate," "expect," ''project,'' ''plan,'' "intend," "believe," "may", "should," "can have," ''likely,'' and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements.

Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

This Form C-AR is being furnished solely to satisfy the Company's annual reporting obligations under Regulation Crowdfunding. The statements contained herein are based on information believed to be reliable as of the date of this Annual Report, and the Company undertakes no obligation to update this Form C-AR except as required by law.

Statements contained herein as to the content of any agreements or other document are summaries and therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR is intended to provide information required for an annual report under Regulation Crowdfunding and should be read together with the Company's financial statements and related exhibits. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith, except as required by law. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the Form C-AR dated July 8, 2026.

THE COMPANY AND ITS BUSINESS

Company Overview

In 2019, Vita Imaging, Inc. ("Vita") purchased the assets of a Canadian company and then partnered with the University of British Columbia (UBC) and Vancouver's British Columbia Cancer Agency Research Centre (BCCA) to design, patent, market, and distribute cancer diagnostic medical devices for the skin and internal organs utilizing cutting-edge, platform Raman spectral technology. With this collaboration, Vita is leveraging twenty years of research by well-respected UBC & BCCA Scientists and Clinicians in the development and patenting of this pioneering platform technology. This cross-industry synergy is part of a growing ecosystem for accelerating commercialization by combining UBC & BCCA's innovative research history with Vita's engineering expertise and access to Silicon Valley cutting edge technologies.

As its lead product the Company will launch "Aura," a skin cancer diagnostic device, since it is the most advanced and market ready.

Comprehensive analysis of a 1,000-lesion study utilizing the Aura technology was accepted for publication by *Cancer Research*, a peer-reviewed journal of the American Association of Cancer Research and the most widely cited cancer journal in the world. This should provide additional support for marketing purposes as well as potentially to help support the U.S. regulatory program.

We believe the technology upon which the Aura is based is fully extensible to early detection systems for other types of cancer, including lung, gastro-intestinal, colorectal, and cervical cancers utilizing a fiber optic probe that is inserted into the biopsy channel of an endoscope. Several pilot studies have been completed with the results published in peer reviewed journals.

Intellectual Property

We have licensed exclusive world-wide rights to several patents from UBC and BCCA:

Title	Country	Status
In Vivo Raman endoscopic probe and methods of use	USA	Issued
Multimodal detection of tissue abnormalities based on Raman and background fluorescence spectroscopy	USA	Issued
Integrated spectral probe for Raman, reflectance and fluorescence spectral measurements	USA China	Issued
Optical standard for calibration of spectral measuring systems	USA China	Issued
Method and Apparatus for Optical Measurements under Ambient Light Conditions	USA	Issued
Image Guided Micro-Raman Spectroscopy	USA	Issued

Apparatus and methods relating to high-speed Raman Spectroscopy	USA	Issued
Endoscopic Raman Spectroscopy Device	USA	Issued

Pursuant to the terms of the licensing agreement the Company is required to pay the licensors the greater of 2.5% of revenue per year or CND$25,000 per year. Additionally, the licensor shall receive certain milestone payments in the event of certain liquidation events.

Prior to Vita-Imaging acquiring the license to the platform Raman spectral imaging technology from the BC Cancer Agency, an unrelated Canadian company, Verisante Technology, Inc., expended considerable effort in the development of the Aura. Vita Imaging purchased the cancer detection business assets from Verisante in 2019 and additionally licensed the underlying technology from the BC Cancer Agency.

Business Model

Vita intends to sell the device and then earn recurring revenue from the sale of regulatory approved accessories such as the disposable probe tips and maintenance contracts. The patented disposable tips are necessary to confirm the calibration of the device prior to scanning a patient as well as the prevention of cross-contamination. The industry standard for maintenance contracts is 10% of the initial sales price per year.

Vita plans to partner with Physician Key Opinion Leaders (KOLs) and distributors with strong sales and marketing capabilities in order to build strategic partnerships with Physicians, Payers, Clinics, Hospitals, and Medical Spas to establish market leadership and credibility within the healthcare community.

Two Medicare administrative contractors covering Florida, as well as certain central and mid-Atlantic states, recently included the NeviSense CPT code in their fee schedules. Management believes that this breakthrough in obtaining Medicare coverage for a spectral skin cancer diagnostic device demonstrates that, subject to FDA market clearance, obtaining a CPT code and Medicare coverage for the Aura is probable because the Aura has superior sensitivity and specificity compared to NeviSense and works on both melanoma and non-melanoma skin cancers. On May 30, 2025, a significant milestone was reached when the American Medical Association CPT Editorial Panel announced a Category III CPT code for the Vita-Imaging Aura device with a release date of July 1, 2025, and a publication date of January 1, 2026.

Business Partnerships & Relationships

Vita also has access to BCCA"s robust pipeline for additional products related to our platform technology for cancer detection for skin and internal organs (lungs, GI, stomach, pancreas, etc.) where the base platform remains the same, but the probes are of different sizes and lengths based on the target organ. We believe this gives Vita the advantage of rapid, lower development costs expanding from skin cancer detection to internal organ cancers.

Competitors and Industry

Competitors

To our knowledge, AURA would be the only Raman-spectroscopy based skin cancer diagnostic device in the market. Our leading competitors are NeviSense owed by SciBase, a Swedish company, and DermaSensor which is based in Florida. DermaSensor has only recently received FDA clearance and is at the product launch stage. NeviSense is currently the market leader with their device in use in over 400 clinics in Europe and the USA.

Unlike NeviSense, which is melanoma-focused, AURA is able to detect both Melanoma and non-Melanoma skin cancers (NMSCs) which comprise 90% of skin cancers. AURA is also designed to have a higher sensitivity, specificity and real-time/speed to results over its competitors. With NeviSense, prior to measurement, the lesion must be moistened for 30 seconds. No such preparation is required for an Aura measurement. After moistening the lesion, a NeviSense measurement takes 8 seconds. The Aura measurement is 25 times faster than NeviSense, has greater accuracy, and is intended for both melanoma and non-melanoma skin cancers.

Published clinical study results concluded that DermaSensor had an overall sensitivity of 95.5% and specificity of 20.7%[1]. The Aura, by comparison, had overall sensitivity of 99% and specificity of 44.5%[2]. DermaSensor requires five scans of the same lesion to produce a result versus a single 1.5 second scan for the Aura. The Aura is easy to use and requires relatively little end user training.
Because it can detect both Melanoma and NMSCs with a high degree of accuracy, AURA has a broader application for Dermatologists and Physicians who are not experts in skin cancer detection than competitors that only detect melanomas. Subject to FDA market clearance, AURA could be the only skin cancer detection device in the market for both Dermatologists and PCPs that assists with the diagnosis of both melanoma and non-melanoma.

	Sesitivity	Specificity	Melanoma	NMSC
Aura	99%	44.5%	Yes	Yes
DermaSensor	95.5%	20.7%	Yes	Yes
NeviSense	96.6%	34.4%	Yes	No

1. Merry SP, Chatha K, Croghan I, Nguyen VL, McCormick B, Leffel D. *Clinical Performance of Novel Elastic Scattering Spectroscopy (ESS) in Detection of Skin Cancer: A Blinded, Prospective, Multi-Center Clinical Trial. J Clin Aesthet Dermatol* 2023 April: 16(4 Suppl): s16.

2. Zhao J, Zeng H, Kalia S, Lui H. *Incorporating patient demographics into Raman spectroscopy algorithm improves in vivo skin cancer diagnostic specificity. Translational Biophotonics.* 2019 Dec;1(1-2):e201900016.

3. Malvehy J, Hauschild A, Curiel-Lewandrowski C, Mohr P, Hofmann-Wellenhof R, Motley R, Berking C, Grossman D, Paoli J, Loquai C, Olah J, Reinhold U, Wenger H, Dirschka T, Davis S, Henderson C, Rabinovitz H, Welzel J, Schadendorf D, Birgersson U. Clinical performance of the Nevisense system in cutaneous melanoma detection: an international, multicentre, prospective and blinded clinical trial on efficacy and safety. Br J Dermatol. 2014 Nov;171(5):1099-107. doi: 10.1111/bjd.13121. Epub 2014 Oct 19. PMID: 24841846; PMCID: PMC4257502.

Industry

According to the American Academy of Dermatology, skin cancer is the most common form of cancer in the US and worldwide with 1 in 5 Americans developing skin cancer in their lifetime[1]. In the United States 5 million people are treated annually for skin cancer with treatment costs of $8.1 billion ($4.8 billion for nonmelanoma skin cancers and $3.3 billion for malignant melanoma)[2]. When detected early, the five-year survival rate for melanoma is 99% hence the urgent need for physician support tools like Aura.

The incidence of non-melanoma skin cancer (NMSC) including basal and squamous cell cancer, as well as melanoma skin cancers (MSC) have risen over the past decades. Skin cancer is a worldwide epidemic with significant health, economic and societal burdens. According to the World Cancer Research Fund, in 2018, there were over 132,000 new diagnoses for Melanoma[3].

1. American Academy of Dermatology https://www.aad.org/media/stats-skin-cancer
2. American Academy of Dermatology https://www.aad.org/media/stats-skin-cancer
3. https://www.who.int/news/item/22-07-2002-helping-people-reduce-their-risks-of-skin-cancer-and-cataract

Current Stage

AMA CPT Code

In May 2025, the AMA CPT Editorial Panel approved Vita Imaging's application for a Category III CPT Code which became effective as of January 1, 2026. This designation recognizes AURA as an emerging AI supported diagnostic technology suitable for expanded use by qualified healthcare professionals (QHP). Securing the CPT Code is a major step towards future reimbursement by Medicare and private insurers.

FDA Reclassification of AURA Device

Effective April 24, 2026, the Food and Drug Administration (FDA) issued a final order reclassifying optical diagnostic devices for skin cancer and melanoma detection from a Class III into a Class II device to support broader access while strengthening special controls to ensure safety. Reclassification of AI-powered skin cancer detection devices from Class III to Class II streamlines the path to market for innovative technologies, reduces regulatory burdens on manufacturers, enables faster adoption by clinicians, and increases access to adjunctive tools that help non-dermatologists detect high-risk lesions earlier.

AURA benefits from the reclassification as it will be reclassified from a Class III to a Class II device which significantly advances its progress towards FDA approval or market clearance. Under the lower classification, AURA will use a "predicate" or an existing, FDA approved device, as a benchmark to demonstrate that it is "equivalent" in safety and effectiveness thus enabling a faster approval pathway.

After completing the FDA precision study around July 2026, Vita Imaging will submit a 510(k) application to the FDA for AURA's approval under its new classification as a Class II device. FDA approval is anticipated by Q4 2026.

FDA Studies in 2026

The FDA asked Vita Imaging to collect additional Repeatability and Reproducibility (R&R) data. Its purpose is to demonstrate the precision, reliability, and consistency of a device's performance. Vita Imaging partnered with Saguaro Dermatology in Arizona to conduct the R&R or US-04 Study. Building upon data collected from previous US studies, the R&R study will be a short-term study involving 50 subjects with an anticipated completion by end of July 2026.

Vita Imaging is in discussion with the FDA on whether an additional study (Multiple Reader, Multiple Case or MRMC Study) is necessary under the recent reclassification. At the FDA's request, Vita Imaging submitted a formal request for feedback or a Q-Sub on whether the MRMC is required.

CE Mark Certification

Vita Imaging is working with Notified Body, BSI, to secure a CE Mark Certification that allows AURA to be marketed in the European Union (EU). Based on our discussions with BSI, it is anticipated that the certification will be issued before year end of 2026.

ISO 13485 Quality Certification

As part of the CE Mark Certification, Vita Imaging is required to obtain ISO 13485 certification which is the internationally recognized standard for Quality Management Systems (QMS) tailored specifically for the medical device industry. It ensures manufacturers can consistently design, produce, and service safe, effective medical devices that meet regulatory requirements and customer needs throughout the entire product lifecycle.

Vita Imaging successfully passed ISO 13485 Certification and was issued a certificate on June 25, 2026.

Authorized Representative

Vita Imaging has partnered with EU based, Apotech, to serve as its Authorized Representative in the EU, UK, and Middle East. An Authorized Representative (EUAR or CE REP) acts as a legal entity established within the EU, acting on behalf of a non-EU manufacturer to ensure compliance with European Medical Device Regulations (EU MDR/IVDR). Apotech's primary role involves acting as the regulatory contact point for EU Authorities.

Market Expansion to the UK and Middle East (UAE & KSA)

Upon securing a CE Mark, Vita Imaging will register under UK's MHRA (Medicines and Healthcare Products Regulatory Agency) so that AURA can be made available on the Great Britain (GB) market. There is great potential to expand customers in England as General Practitioners (GPs) serve as "gatekeepers" for healthcare access and AURA would be an effective tool in helping reduce long patient wait times, reduce unnecessary specialist referrals, and improve early diagnosis of skin cancers, at the primary care level.

In addition to the EU and UK, Vita Imaging is expanding into emerging markets that demonstrate high potential for growth due to the rise in skin cancer and adoption of innovative skin cancer diagnostics tools. Vita Imaging will register AURA in the United Arab Emirates (UAE) and the Kingdom of Saudi Arabia (KSA) upon successfully passing ISO 13485 Certification. The UAE and KSA conduct their own review and allow for fast-track device registration within 1-3 months. In the KSA, all health insurance are legally required to cover diagnostics and treatment for skin cancer. In the UAE, there are government initiatives promoting skin screening & public awareness of skin cancer. Insurance is expected to expand coverage for cancer screening to include skin cancer in the near future.

Future Roadmap

Vita will focus on optimizing growth, profitability, and market penetration for the next 5 years. After maximizing Company value, it will explore strategic alternatives intended to enhance stockholder value:

- Acquisition by a company within this domain and/or parallel industry; or

- Pursue a potential public listing or other financing transaction, if market conditions and the Company's circumstances support such a transaction, while continuing to develop CORE Raman Platform technology for detection of internal organ cancer(s).

Officers and Directors

Employee Name and Title:

Thinh Tran: Founder, CEO, Director

Employee Background:

Thinh Tran is founder of Vita Imaging Inc. and has served as the Chief Executive Officer since March 2019. He also serves as CEO, and director of TibaRay, Inc., a medical device company also in the oncology sector, since May 2025. His principal occupation is serving as CEO and director of two medical device companies. Thinh was the Founder, CEO, & Chairman of V-Silicon, a leader in the Smart TV market delivering best in class picture and audio quality. He was previously the Founder, Chairman, & CEO of Sigma Designs since its inception in 1982 which he built from a startup to a publicly traded NASDAQ company, before leaving in 2018. Thinh has extensive experience raising capital, executing M&A transactions, and advising startups.

3-Year Work History:

Vita Imaging Inc. | CEO | Mar 2019 – present

TibaRay, Inc. | CEO | May 2025 - present

Employee Name and Title:

Victoria Reade: COO

Employee Background:

Victoria brings over 25 years of leadership in healthcare, medtech, and clinical research. Her principal occupation is COO of the issuer since March 2019. Victoria held executive roles at Scripps Clinic, Pacificare, and College Medical Center, and founded Iontherapeutics, a medical device and biologics company, where she secured FDA device approval. Victoria holds an MBA from Pace University and a BSN from the University of Tennessee Health Sciences Center. She is a Fellow of the UK Royal Society of the Arts.

3-Year Work History:

Vita Imaging Inc. | COO | Mar 2019 – present

Employee Name and Title:

Dzung Wright: CFO

Employee Background:

Ms. Wright is the Chief Financial Officer of Vita Imaging, Inc. Her principal occupation is CFO of the issuer from September 2022 to present. She has over 30 years of experience in the financial industry, holding senior financial positions at multiple publicly traded and startup companies over a wide range of industries such as medical, telecommunications, device technology, digital arts, mobile devices, and internet technology.

3-Year Work History:

Vita Imaging Inc. | CFO | Sept 2022 – present

Key Scientific, Inventor & Clinical Partners

Haishan Zeng, PhD: BCCA Distinguished Scientist, Lead Inventor of AURA & CORE

Dr. Zeng is a Distinguished Scientist with the Integrative Oncology Department (Imaging Unit) of the BCCA & Professor of Dermatology and Skin Science at UBC. He has 150+ Peer Reviewed Publications and 28+ patents related to optical diagnosis and therapy. Dr. Zeng holds a PhD in Biophysics from UBC and is the lead Inventor of the Rapid Raman Spectroscopy Platform Technology developed at BCCA, including the AURA and CORE.

Harvey Lui, MD, FRCPC: Principal Investigator of Clinical Studies & Co-Inventor

Dr. Lui is a Professor of the Department of Dermatology and Skin Science at UBC. Previously, he was President of the International League of Dermatological Societies, an active member of the Photomedicine Society, and Canadian Dermatology Association, amongst other medical organizations.

Dr. Lui received his MD from UBC and completed an advanced fellowship at Massachusetts General Hospital and Harvard Medical School. Dr. Lui is a Co-Inventor of the AURA.

RISK FACTORS

OWNERSHIP OF THE COMPANY'S SECURITIES INVOLVES RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE VALUE OF THE SECURITIES.

THE SEC HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THIS ANNUAL REPORT.

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. Holders and other readers should consider both general risks and the Company-specific risks described below.

These are the risks that relate to the Company:

Uncertain Risk

Ownership of the Company's securities involves a high degree of risk, including the risk of loss of the entire value of the securities. Holders should consider the Company-specific risks described below, together with the other information included in this Form C-AR.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

Because the Company is privately held and its securities are not listed on an exchange, the value of the Company's securities is difficult to determine and may fluctuate materially based on future financing terms, operating results, and market conditions.

The transferability of the Securities is limited

Common Stock and other securities previously issued in Regulation Crowdfunding offerings are subject to limitations on transfer. This means that such securities generally may not be resold for a period of one year after issuance. Exceptions to this rule include transfers back to the Company, to an "accredited investor," as part of a registered offering, to a member of the holder's family or a trust created for the benefit of a member of the holder's family, or in connection with the holder's death or divorce.

The Company's securities could be illiquid for a long time

Holders should be prepared to hold the Company's securities for several years or longer. For the 12 months following issuance, there may be restrictions on resale of securities issued in reliance on Regulation Crowdfunding. More importantly, there is no established market for these securities and there may never be one. As a result, if a holder seeks to sell these securities in the future, they may not be able to find a buyer. The Company may be acquired by an existing player in the medical device industry. However, that may never happen, or it may happen at a price that adversely affects the value of the Company's securities.

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require the Company to issue securities to additional financing sources. Securing additional financing could require pricing the Company's equity below its current implied value. If so, the Company's outstanding securities could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, existing holders' ownership percentages would be decreased by additional issuances. If we are unable to obtain additional capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate value for securityholders could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of the Company's securities.

Future Financings May Adversely Affect Existing Securityholders.

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of outstanding Common Stock. Interest payable on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to new holders than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other financing sources may negotiate terms that are likely to be more favorable than the terms applicable to existing holders, and possibly a lower issuance price per share.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believe are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control.

Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are currently reliant on one main type of product

Currently we are focusing on commercializing one type of product for skin cancer diagnosis. Our revenues are therefore dependent upon the market for skin cancer diagnostic devices.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be a marketable endoscopic version (the Core) of our cancer detection product. It is possible that a potential failure to release the product may be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have only manufactured initial production units of our Aura skin cancer detection device. Delays or cost overruns in the production of the Aura device or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock has voting rights attached to it. However, holders of Common Stock who are minority stockholders of the Company have a limited ability to influence management's decisions on how to run the business. Minority stockholders rely on management's discretion to make business decisions intended to increase the value of the Company's securities. Furthermore, in the event of a liquidation of the Company, holders of Common Stock will receive distributions only if assets remain after all creditors of the Company have been paid.

Minority holders rely on management to make decisions for the Company

Minority holders rely on management discretion. Securityholders who hold minority positions must rely substantially on management and controlling stockholders to make business decisions intended to increase the value of the Company's securities.

Insufficient Funds

The Company may not have sufficient capital to meet its operating needs and execute its business plan. The Company may need to raise additional funds in the future, and if it cannot obtain such financing on acceptable terms, it may be required to reduce or cease operations. Future financing may also dilute existing holders or provide new securityholders with rights senior to existing holders.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of the Company's securities.

We face significant market competition

We will compete with companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits

Vita Imaging Inc. was formed on March 14, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vita Imaging has incurred a net loss and has had limited revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. The Company's prospects depend in significant part on whether the Aura is a viable product, whether the team can successfully market and sell the product or service, and whether the Company can price and sell its products at levels sufficient for the Company to succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to effectively protect

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. The Company has an exclusive worldwide license to numerous patents from the BC Cancer Agency. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, the value of the Company's securities could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of the Company's securities.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our product is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling of the product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell the product and therefore the value of the Company's securities may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the value of the Company's securities could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access our data. Furthermore, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vita Imaging could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Hurdles

The diagnostic medical device industry is one that encounters significant regulatory hurdles in getting technological advances approved, as well as intense pressure to assure that their technologies are cost-saving or cost effective. These regulatory hurdles, as well as marketplace demands, increase the cost of innovation, as well as the potential risk of failure, which would have a material adverse effect on the Company's performance. Securityholders should be aware of the risks, problems, delays, expenses and difficulties which the Company may encounter in light of the extensive regulatory environment within which the Company's business is carried out. The process of obtaining necessary regulatory approval is lengthy, expensive and uncertain. The Company or its collaborators may fail to obtain the necessary approvals to commence or continue to manufacture or market the Company's potential products in reasonable time frames, if at all. In addition, governmental authorities in the United States, or other countries may enact regulatory reforms or restrictions on the development of new medical devices that could adversely affect the regulatory environment in which we operate or the development of any products we may develop.

Medical Product Liability

Many of the products we are depending on to drive future growth are not yet ready for sale. If any of these products do not achieve market acceptance, our ability to generate revenue will be adversely affected. If our products are alleged to be harmful, we may not be able to sell them, we may be subject to product liability claims not covered by insurance and our reputation could be damaged. The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of medical devices. There can be no assurance that users will not claim that effects other than those intended have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product related risks or product related information or other safety issues with respect to these or other products we manufacture, or sell could result in an unsafe condition or injury to, or death of, a user. There can be no guarantee that product liability lawsuits will not be brought against us even if such products have been used for their approved indications and appropriate labels have been included. In the event of allegations that any of our products are harmful, we may experience reduced demand for our products. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount of damages. The outcome of litigation is difficult to assess or quantify. The cost to defend against litigation may be significant. We currently do not have insurance covering the costs and losses because of product recalls or failures or other liabilities. Such insurance is expensive. If we seek insurance, there is no guarantee it will be available on acceptable terms. Even if obtained, insurance may not fully protect the Company or its employees from liability or losses. Some manufacturers that have suffered such liability claims or losses in the past have been forced to cease operations or claim bankruptcy.

Industry Competition

The industry in which the Company operates is characterized by rapid and substantial technological change. The Company's competitors may have developed or may be developing technologies which could become the basis for competitive products. Some of these products may prove to be more effective and less costly than the Company's products under development. There can be no assurance that the development of additional products by others will not render the Company's product candidates non-competitive or that the Company will be able to keep pace with technological developments.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table sets forth information regarding the beneficial ownership of 20% or more of the

Company's outstanding voting equity securities, calculated on a fully diluted basis.

Name of Holder	Number and Class of Securities Owned	% of Voting Power**
Thinh Tran, CEO	4,000,000 Common Stock	40.3%
Thinh Tran, CEO	1,202,795 Series A Preferred Stock	12.1%
Total	5,202,795	52.4%

* Assuming complete exercise of the Convertible Note for $2,405,489 which has a Maturity Date of March 31, 2028.

** Based on a fully diluted number of 9,927,538 voting shares assuming exercise of 942,000 issued options and the Convertible Note.

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and an Unsecured Line of Credit and Convertible Promissory Note.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,532,106 outstanding as of May 31, 2026.

Voting Rights: One vote per share.

Material Rights: N/A

Stock Options

The total amount outstanding as of June 30, 2026, is 942,000 out of a total of 1,500,000 authorized under the Stock Option Plan. Each option is exercisable into one common share. (see Exhibit B Note 6 of the audited financial statements for details of stock-based compensation)

Series A Preferred Stock

The amount of security authorized is 2,140,000 with a total of 1,007,500 outstanding.

Voting Rights:

Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meetings of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

Material Rights: N/A

Dividend Rights: Holders of Series A Preferred Stock have certain dividend rights. See Exhibit C for complete information.

Liquidation Preference: Holders of Series A Preferred Stock have certain preferences. See Exhibit C for complete information.

Conversion Rights: Holders of Series A Preferred Stock have certain conversion rights. Based on the current exchange ratio, each share of Series A Preferred stock is convertible into one share of Common stock. See Exhibit C for complete information regarding events that can affect the conversion exchange ratio such as stock splits, mergers, etc.

Anti-Dilution Rights: Holders of Series A Preferred Stock have certain anti-dilution rights. See Exhibit C for complete information.

Redemption Rights: The Preferred Stock is not redeemable.

Separate Vote of Preferred Stock:

For so long as at least 75% of the initially-issued shares of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Filing Date) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions (whether taken directly or indirectly, by merger, recapitalization or otherwise). See Exhibit C for complete information.

Series A-1 Preferred Stock

The amount of security authorized is 360,000 with a total of zero outstanding.

Voting Rights:

Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meetings of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

Material Rights: N/A

Dividend Rights: Holders of Series A Preferred Stock have certain dividend rights. See Exhibit C for complete information.

Liquidation Preference: Holders of Series A Preferred Stock have certain preferences. See Exhibit C for complete information.

Conversion Rights: Holders of Series A Preferred Stock have certain conversion rights. Based on the current exchange ratio, each share of Series A Preferred stock is convertible into one share of Common stock. See Exhibit C for complete information regarding events that can affect the conversion exchange ratio such as stock splits, mergers, etc.

Anti-Dilution Rights: Holders of Series A Preferred Stock have certain anti-dilution rights. See Exhibit C for complete information.

Redemption Rights: The Preferred Stock is not redeemable.

Separate Vote of Preferred Stock:

For so long as at least 75% of the initially-issued shares of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Filing Date) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions (whether taken directly or indirectly, by merger, recapitalization or otherwise). See Exhibit C for complete information.

Unsecured Line of Credit and Convertible Promissory Note

The security is convertible into Series A Preferred Stock and the terms of the Unsecured Line of Credit and Convertible Promissory Note are outlined below:

Maximum Amount: $2,500,000

Amount outstanding: As of May 31, 2026, $2,405,589;

Maturity Date: March 31, 2028

Interest Rate: 3.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: At the option of the creditor or change of control (see below)

Material Rights:

Automatic Repayment Upon a Change of Control. In the event that the Company undergoes a Change of Control (as defined below) while this Note remains, then (x) two times the outstanding principal amount of this Note plus (y) all accrued interest thereon, shall be repaid in connection with such Change of Control. For purposes of this Agreement, "Change of Control" shall be deemed to have occurred upon any one of the following events: (i) upon the consummation of the acquisition of a majority of the outstanding stock of the Company pursuant to a tender offer validly made under any federal or state law (other than a tender offer by the Company), (ii) upon the consummation of a merger, consolidation or other reorganization of the Company (other than a reincorporation of the Company), if after giving effect to such merger, consolidation or other reorganization of the Company, the shareholders of the Company immediately prior to such merger, consolidation or other reorganization hold less than 50% of the voting or economic interest of the surviving or resulting entity after such merger, consolidation or other reorganization; or (iii) upon the sale of all or substantially all of the assets of the Company.

Optional Conversion. At any time while this Note remains outstanding, then, upon the written election of the Holder, the outstanding principal amount of this Note and all accrued interest thereon, shall convert in whole without any further action by the Holder into Series A Preferred Stock at a conversion price equal to $2.00 (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction occurring after the date hereof). Any issuance of Equity Securities pursuant to the conversion of this Note pursuant to this Section 3(a) shall be upon and subject to the same terms and conditions applicable to the Series A Preferred Stock previously sold in the Company's Series A Preferred Stock financing (the "Financing"). At all times following the date hereof until the conversion or repayment of this Note, the Company shall take all actions necessary or advisable from time to time to keep sufficient authorized by unissued shares of Series A Preferred Stock reserved for conversion of this Note.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Furthermore, holders of Common Stock may have rights less than those of other securityholders and will have limited influence on the corporate actions of the Company.

TRANSFERABILITY OF SECURITIES

Any Securities previously issued pursuant to Regulation CF may not be transferred by any holder of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Company;

(2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act;

(3) as part of an IPO; or

(4) to a member of the family of the holder or the equivalent to a trust controlled by the holder, to a trust created for the benefit of a member of the family of the holder or the equivalent, or in connection with the death or divorce of the holder or other similar circumstances. ''Member of the family'' as used herein means a child, stepchild, grandchild, parent, stepparent grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother in-law and includes adoptive relationships.

<u>RECENT OFFERINGS OF SECURITIES</u>

We have made the following issuances of securities within the last three years:

Name: Convertible Note

Type of security sold: Convertible Note up to $2,500,000

Final amount sold: $2,405,589 outstanding as of May 31, 2026

Interest Rate: 3%

Use of proceeds: Operations, FDA submission, initial production run **Date:** February I0, 2023; amended and restated July 1, 2026

Maturity Date: March 31, 2028

Exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $824,037.60

Number of Securities Sold: 159,522

Use of proceeds: Operations, FDA submission, prototype build

Date: November 22, 2023

Exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $359,727.00

Number of Securities Sold: 70,313

Use of proceeds: Operations, FDA submission

Date: July 05, 2024

Exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $836,252.70

Number of Securities Sold: 223,151

Use of proceeds: Operations, FDA submission

Date: March 24, 2025

Exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $367,484.70

Number of Securities Sold: 83,857

Use of proceeds: Company Employment, Marketing, Working Capital

Date: Feb 5, 2026

Exemption relied upon: Regulation CF

Name: Convertible Note*

Type of security sold: Convertible Debt

Final amount sold: $500,000

Interest Rate: 3%

Use of proceeds: Company Employment, Marketing, Working Capital

Date: May 26, 2026

Maturity Date: March 31, 2027

Exemption relied upon: Section 4(a)(2)

On July 1, 2026, $486,274 of the outstanding principal and accrued interest under this note was converted into 243,137 shares of Series A preferred stock at the option of the holder, pursuant to Section 3(a)(9) of the Securities Act. No additional consideration was paid by the holder in connection with the conversion. The remaining balance of $15,000 of principal was repaid to the lender.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

Results of Operations

Circumstances which led to the performance of financial statements:

For the year ended December 31, 2025, compared to the year ended December 31, 2024.

Revenue

Revenue for fiscal year 2025 was $0 compared to $0 in fiscal year 2024. The Company is a medical device manufacturer and does not anticipate revenue prior to receiving FDA clearance. The Aura product market launch is projected to be in 2026, subject to regulatory approval.

Cost of Sales

Cost of Sales for fiscal year 2025 was $0 compared to $0 in fiscal year 2024.

Gross Margins

Gross margins for fiscal year 2025 were $0 compared to $0 in fiscal year 2024.

Expenses

Expenses for fiscal year 2025 were $1,785,022 compared to $1,128,407 in fiscal year 2024. The increase of $656,615 was due to an increase in R&D expense of $557,725, from $468,261 in 2024 to $1,025,986 in 2025 plus an increase in G&A expense of $98,890, from $660,146 in 2024 to $759,036 in 2025. The R&D increase is due to the increase in expenditure on clinical studies for FDA marketing clearance. The G&A expense increased due to the increase in financing activities, securityholder relations, our CPT code application, and clinical study administration to support our FDA application.

Known Material Changes Since December 31, 2025

Since December 31, 2025, the Company completed a Regulation CF financing for $367,484.70, received additional advances under the founder line of credit, completed a $500,000 convertible note financing with a third-party financing source, entered into a related-party office lease, obtained ISO 13485 certification, and continued FDA-related activities for the Aura device. These developments are reflected in the liquidity, indebtedness, related-party transaction, and business update disclosures in this Annual Report.

Historical results and cash flows

The Company is currently in the initial production stage and is pre-revenue. We are of the opinion that the historical cash flow will not be indicative of the revenue and cash flow expected for the future because the Company is projecting product sales and revenue in the next 12-24 months subject to receiving FDA clearance. Past cash was primarily generated through equity investments and loans. Our goal is to obtain FDA clearance and begin sales and marketing in 2026. We project positive cash flow in the second year after FDA clearance from revenue generated by the Aura product.

Liquidity and Capital Resources

In March 2025 the Company closed a Regulation CF financing in the amount of $836,252.70. In February 2026 the Company closed a Regulation CF financing for $367,484.70. During 2025 the Company also received $500,000 pursuant to a convertible note with the founder and CEO. In 2026 the founder and CEO of the Company advanced an additional $410,000 as of May 31, 2026, for a running total of $2,405,589. On May 26, 2026, the Company closed another convertible note financing with a third-party financing source in the amount of $500,000 with 3% annual interest. As of June 30, 2026, the Company had $451,656 cash on hand.

Additional Sources of Capital

The Company has contemplated additional future sources of capital including venture capital, Regulation D Rule 506 private placements, and Regulation CF financings.

INDEBTEDNESS

Creditor: Thinh Tran, CEO & Director

Amount Owed: $2,405,589 as of May 31, 2026

Interest Rate: 3.0%

Maturity Date: March 31, 2028*

*Loan becomes due on change of control and is convertible into Series A Preferred shares at the option of the creditor. See **The Company's Securities, Unsecured Line of Credit and Convertible Promissory Note** for more detailed information.*

DILUTION

Securityholders should understand the potential for dilution. A securityholder's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company owned by existing securityholders will go down, even though the value of the company may go up. Existing securityholders will own a smaller piece of a larger company. This increase in number of shares outstanding could result from an issuance of securities (such as a public listing, another crowdfunding financing, a venture capital financing, angel financing), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, a securityholder could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage a securityholder owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company pays dividends, and most early-stage companies are unlikely to pay dividends, preferring to reinvest any earnings into the company).

The type of dilution that most affects early-stage securityholders occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier issuances. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by new securityholders, i.e., they get more shares than new securityholders would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new securityholders. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than new securityholders do, because they get more shares for their money. Securityholders should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

Securityholders should understand that future issuances may affect share value, ownership percentage, voting control, and earnings per share.

REGULATORY INFORMATION

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Since the beginning of the Company's last fiscal year, the Company has entered into or maintained the following related-party transactions:

Name of Entity: Thinh Q. Tran

Relationship to Company: CEO & Chairman

Nature/ amount of interest in the transaction: Loan to Company of $2,405,589 as of May 31, 2026

Material Terms: The Company entered an unsecured convertible promissory note and line of credit with a related party on February 10, 2023. $2,405,589 has been advanced to the Company as of May 31, 2026 (including interest). The line of credit was amended and restated on July 1, 2026 to increase the maximum amount to $2,500,000 with a maturity date of March 31, 2028, or upon change of control. It is convertible into Series A Preferred Shares at $2.00 per share at the holder's option and is subject to 3% annual interest.

Name of Entity: Thinh Q. Tran

Relationship to Company: CEO & Chairman

Nature/ amount of interest in the transaction: Office space lease

Material Terms: On May 28, 2026, the Company entered into a formal lease agreement with TibaRay, Inc., a related party, as Thinh Tran serves as Chief Executive Officer of both entities. The lease became effective on June 1, 2026, and provides for a non-cancellable term of one year ending May 31, 2027. Thereafter, the lease continues on a month-to-month basis until terminated by either party. Monthly lease payments of $2,300 commenced on June 1, 2026.

Disqualification

The Company is not aware of any disqualifying event under Rule 503 of Regulation Crowdfunding with respect to the Company or its officers, directors, or other covered persons.

Compliance Failure

The Company's Form C-AR for the year ended December 31, 2025, was due on April 30, 2026, and was filed on July 8, 2026, approximately 69 days after the applicable deadline. The delay resulted from the time required to complete the Company's independent audit of its financial statements for the applicable fiscal year. The audit has since been completed and the audited financial statements are included in this report as Exhibit B. The Company has resumed compliance by filing this Form C-AR and posting it on its website.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the Fiscal Year End. Once posted, the annual report may be found on the Company's website at www.vita-imaging.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates may be found at: www.vita-imaging.com.

Tax Matters

This Annual Report does not provide tax advice. Securityholders should consult their own tax advisers regarding the tax consequences of owning, transferring, or disposing of Company securities.

VITA IMAGING INC.
EXHIBIT B TO FORM C-AR

AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

VITA IMAGING INC.

Financial Statements and Independent Auditor's Report

December 31, 2025 and 2024

VITA IMAGING INC.
TABLE OF CONTENTS

	Page



To the Board of Directors of
Vita Imaging Inc.
San Jose, CA

<p align="center">**INDEPENDENT AUDITOR'S REPORT**</p>

Opinion

We have audited the accompanying financial statements of Vita Imaging Inc. (the "Company") which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet generated revenues or profits, has sustained net losses of $1,836,387 and $1,106,278 for the years ended December 31, 2025 and 2024, respectively, and has negative cash flows from operations. As of December 31, 2025, the Company had an accumulated deficit of $7,306,663, a working capital deficit of $515,406 and limited cash of $36,257. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
June 29, 2026

VITA IMAGING INC.
BALANCE SHEETS
As of December 31, 2025 and 2024

	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 36,257	$ 32,261
Inventory	529,011	492,069
Escrow receivable	24,079	17,547
Other receivable	1,462	-
Deposits	-	5,149
Total current assets	590,809	547,026
Non-current assets:		
Property and equipment, net	17,033	24,862
Operating lease right-of-use asset	-	11,488
Total non-current assets	17,033	36,350
TOTAL ASSETS	$ 607,842	$ 583,376
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current liabilities:		
Accounts payable	$ 400,818	$ 162,070
Accrued expenses	691,316	486,506
Stock payable	7,781	-
Due to related party	6,300	-
Operating lease liability	-	11,585
Total current liabilities	1,106,215	660,161
Non-current liabilities:		
Loan payable, related party	1,995,589	1,495,589
Accrued interest, related party	128,447	80,177
Total non-current liabilities	2,124,036	1,575,766
Total liabilities	3,230,251	2,235,927
Stockholders' equity/(deficit):		
Series A preferred stock, $0.0001 par value, 2,140,000 shares authorized 1,007,500 shares issued and outstanding as of both December 31, 2025 and 2024; liquidation preference of $2,015,000 as of both December 31, 2025 and 2024	101	101
Series A-1 preferred stock, $0.0001 par value, 360,000 shares authorized 0 shares issued and outstanding as of both December 31, 2025 and 2024; liquidation preference of $0 as of both December 31, 2025 and 2024	-	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 6,520,359 and 6,321,179 shares issued and outstanding as of December 31, 2025 and 2024, respectively	652	632
Additional paid-in capital	4,683,501	3,816,992
Accumulated deficit	(7,306,663)	(5,470,276)
Total stockholders' equity/(deficit)	(2,622,409)	(1,652,551)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 607,842	$ 583,376

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	2025	2024
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	759,036	660,146
Research and development	1,025,986	468,261
Total operating expenses	1,785,022	1,128,407
Loss from operations	(1,785,022)	(1,128,407)
Other income/(expense):		
Gain on recovery of reimbursable expenses	-	60,676
Interest expense, related party	(51,365)	(38,547)
Total other income/(expense)	(51,365)	22,129
Provision for income taxes	-	-
Net loss	$ (1,836,387)	$ (1,106,278)
Weighted average common stock outstanding - basic and diluted	6,448,938	6,236,735
Net loss per share - basic and diluted	$ (0.28)	$ (0.18)

VITA IMAGING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2025 and 2024

	Series A Preferred Stock		Series A-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at December 31, 2023	1,007,500	$ 101	-	$ -	6,159,522	$ 616	$ 3,188,797	$ (4,363,998)	$ (1,174,484)
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	-	-	161,657	16	596,523	-	596,539
Stock based compensation	-	-	-	-	-	-	31,672	-	31,672
Net loss	-	-	-	-	-	-	-	(1,106,278)	(1,106,278)
Balances at December 31, 2024	1,007,500	$ 101	-	$ -	6,321,179	$ 632	$ 3,816,992	$ (5,470,276)	$ (1,652,551)
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	-	-	199,180	20	751,329	-	751,349
Stock based compensation	-	-	-	-	-	-	115,180	-	115,180
Net loss	-	-	-	-	-	-	-	(1,836,387)	(1,836,387)
Balances at December 31, 2025	1,007,500	$ 101	-	$ -	6,520,359	$ 652	$ 4,683,501	$ (7,306,663)	$ (2,622,409)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:		
Net loss	$ (1,836,387)	$ (1,106,278)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	-	11,145
Depreciation	8,753	6,771
Impairment losses	2,930	-
Stock-based compensation	115,180	31,672
Amortization of operating lease right-of-use asset	11,488	26,230
Changes in operating assets and liabilities:		
Inventory (increase)/decrease	(36,942)	(161,988)
Other receivable (increase)/decrease	(1,462)	-
Deposits (increase)/decrease	5,149	-
Accounts payable increase/(decrease)	238,747	(100,123)
Accrued expenses increase/(decrease)	204,810	177,417
Due to related party increase/(decrease)	6,300	-
Operating lease liability increase/(decrease)	(11,585)	(26,132)
Accrued interest, related party increase/(decrease)	48,270	37,774
Net cash used in operating activities	(1,244,749)	(1,103,512)
Cash flows from investing activities:		
Purchase of property and equipment	(3,854)	(9,669)
Net cash used in investing activities	(3,854)	(9,669)
Cash flows from financing activities:		
Proceeds from loan payable, related party	500,000	400,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs and escrow receivable	735,052	578,992
Collection of escrow receivable	17,547	45,364
Net cash provided by financing activities	1,252,599	1,024,356
Net change in cash and cash equivalents	3,996	(88,825)
Cash and cash equivalents at beginning of year	32,261	121,086
Cash and cash equivalents at end of year	$ 36,257	$ 32,261
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 3,095	$ 771
Supplemental disclosure of non-cash operating activities		
Recognition of operating lease right-of-use asset	$ -	$ 37,717
Lease liability arising from obtaining operating lease right-of-use asset	$ -	$ 37,717
Supplemental disclosure of non-cash financing activities		
Broker compensation	$ 17,718	$ 9,284
Escrow receivable	$ 24,079	$ 17,547

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Vita Imaging Inc. (the "Company") is a corporation formed on March 14, 2019 under the laws of Delaware. The Company is a medical device company that is developing technology that focuses on the early detection of pre-cancer and malignant tumors. The Company is headquartered in San Jose, California.

As of December 31, 2025, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of assets from acquisition, common stock, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties, including but not limited to, the need for protection of proprietary technology of its product, dependence on key personnel, the cost of services provided by third parties and the need to obtain additional funds through the sale of its common and preferred stock. The Company has not generated revenues and has not been granted a license or been approved by regulatory authorities to produce and sell its product. There is no assurance that this approval will be given or obtained.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to an unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2025 and 2024, all the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventory consists of device materials, and includes products acquired pursuant to an asset purchase agreement in 2019. The inventory was recorded at its estimated fair value at the time of acquisition, which was less than the historical cost. Inventory is valued at the lower of cost or net realizable value. Inventory purchases totaled $44,221 and $158,063 during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, no reserve for inventory obsolescence or impairment was considered necessary.

Property and Equipment

Property and equipment consist of lab equipment, of which $3,854 and $9,669 were purchased in 2025 and 2024, respectively. Lab equipment has a useful life of five years. Depreciation is recorded on a straight-line basis. As of December 31, 2025, property and equipment, net of accumulated depreciation of $18,042 was $17,033. As of December 31, 2024, property and equipment, net of accumulated depreciation of $15,148 was $24,862. Depreciation expense of $8,753 and $6,771 was recorded for the years ended December 31, 2025 and 2024, respectively.

Intangible Assets

The Company acquired certain intellectual property valued at $180,000 pursuant to an asset purchase agreement of a medical device company in 2019. The intellectual property consists of developed technology with an estimated useful life of five years. The asset became fully amortized during 2024. Accordingly, as of December 31, 2025 and 2024, intangible assets, net of accumulated amortization, were $0. Amortization expense was $0 and $11,145 for the years ended December 31, 2025 and 2024, respectively.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets (depreciable fixed assets and amortizable intangible assets) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2025 and 2024, impairment losses of $2,930 and $0, respectively, were recognized for certain fixed assets that had become obsolete and were no longer expected to generate future economic benefits.

Convertible Instruments

Convertible debt is accounted for under ASC 470, Debt, as amended by ASU 2020-06, Debt - Debt with Conversion and Other Options, adopted by the Company. This standard simplifies the accounting by eliminating certain separation models for convertible instruments, requiring the Company to evaluate the debt as a single instrument unless bifurcation of embedded derivatives is required under ASC 815, Derivatives and Hedging. Convertible notes are initially recorded at their principal amount, net of issuance costs or discounts, and classified as liabilities unless specific features mandate equity classification. Interest expense is recognized using the effective interest method over the notes' terms. Discounts on convertible debts are amortized over the term of the related debt.

The Company's convertible debt instruments are debt host financial instruments containing embedded features, some of which may be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC Topic 815. Embedded features are assessed to determine if they require bifurcation as derivatives. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising Costs

Advertising costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related employee benefits and payroll taxes, stock-based compensation, professional service fees, administrative expenses, and information technology costs.

Research and Development Expenses

Costs related to the development of the Company's products are included in research and development expenses and are expensed as incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in the results of operations. For the years ended December 31, 2025 and 2024, the foreign currency translation loss was de minimis.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development activities. In particular, the Company relies on and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expenses in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all the years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2025 and 2024 consist solely of outstanding stock options (see Note 6).

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. For non-public business entity, the ASU is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the provision of this ASU and do not expect to have a material impact on the financial statements, only additional disclosures are expected.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,836,387 and $1,106,278 for the years ended December 31, 2025 and 2024, respectively, and has negative cash flows from operations. As of December 31, 2025, the Company had an accumulated deficit of $7,306,663, a working capital deficit of $515,406 and limited cash of $36,257. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: LOAN PAYABLE, RELATED PARTY

In 2021, the Company entered into a line of credit with a related party for an aggregate purchase amount of $618,593, including $424,096 in proceeds and services paid of $194,497. The maximum amount per line of credit was $500,000 but increased to $1,500,000 in 2023. The loan bears interest at 3% per annum. An amendment was made in January 2024 to extend the loan's maturity to March 31, 2025, or upon a change in control. Another amendment was made in July 2024 to extend the loan's maturity to March 31, 2026, or upon a change in control. On May 1, 2025, another amendment was made to increase the line of credit to $2,000,000 and extend the loan and unpaid interest's maturity to March 31, 2027, or upon a change in control.

In the event of change of control, two times of the outstanding principal amount and accrued interest shall be repaid in connection with such change of control. The loans are convertible into the Company's Series A preferred stock at a conversion price of $2.00 per share at the election of the holder. The Company determined the fair value of the conversion feature was de minimis due to its short-term life, exercise price, and unlikelihood of exercise. During 2025 and 2024, the Company received loan proceeds of $500,000 and $400,000, respectively. As of December 31, 2025 and 2024, the outstanding principal balance was $1,995,589 and $1,495,589, respectively. Interest expense related to these loans totaled $51,365 and $38,547 for the years ended December 31, 2025 and 2024, respectively. Interest payments of $3,095 and $771 were made during 2025 and 2024, respectively. Accrued interest totaled $128,447 and $80,177 as of December 31, 2025 and 2024, respectively.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

As of December 31, 2024, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 2,500,000 shares of preferred stock and 10,000,000 shares of common stock, par value $0.0001 per share. The preferred stock is designated as Series A preferred stock.

As of December 31, 2025, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 2,140,000 shares of Series A preferred stock, par value $0.0001 per share, 360,000 shares of Series A-1 preferred stock, par value $0.0001 per share, and 10,000,000 shares of common stock, par value $0.0001 per share.

The holders of the preferred stock have the following rights and preferences:

Voting

The holders of preferred stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote.

The holders of common and preferred stock, voting together on an as-if-converted basis, shall be entitled to elect all members of the Board of Directors.

Dividends

In the event dividends are paid on any share of common stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

The original issue price of Series A preferred stock and Series A-1 preferred stock is $2.00 per share and $5.70 per share, respectively.

<u>Liquidation</u>

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A and Series A-1 stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the original issue price plus all declared and unpaid dividends. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. As of December 31, 2025 and 2024, the total liquidation preference of Series A preferred stock amounted to $2,015,000. As of December 31, 2025 and 2024, the liquidation preference of Series A-1 preferred stock amounted to $0.

<u>Conversion</u>

Each share of preferred stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. The conversion rate shall be the quotient obtained by dividing the original issue price by the conversion price. The conversion price shall initially be the original issue price of the Series A preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2025 and 2024 each share outstanding of each series of preferred stock was convertible into shares of common stock on a one-for-one basis.

Each share of preferred stock is automatically convertible into common stock upon an initial public offering or a vote of the majority of Series A preferred stockholders or Series A-1 preferred stockholders.

<u>Stock Transactions</u>

In 2025, the Company conducted a Regulation CF offering of its common stock at $5.70 per share (weighted average of $3.77 per share after bonus shares) and issued 199,180 shares of common stock for gross proceeds of $820,435, with offering costs of $69,086. The shares issued included 3,108 shares issued to StartEngine as broker compensation, valued at $17,718 and included in offering costs. The Company also received $7,781 in amounts for 1,588 shares of common stock which had not yet been issued as of December 31, 2025, and therefore recorded such as a current liability pending issuance of such shares. Escrow receivable of $24,079 remained outstanding as of December 31, 2025 on this offering.

In 2024, the Company conducted a Regulation CF offering of its common stock at $5.70 per share (gross weighted average of $3.69 per share after bonus shares) and issued 161,657 shares of common stock for gross proceeds of $669,203 with offering costs of $72,664. The shares issued included 1,629 shares issued to StartEngine as broker compensation, valued at $9,284 and included in offering costs. Escrow receivable of $17,547 remained outstanding as of December 31, 2024 on this offering.

VITA IMAGING INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

As of December 31, 2025 and 2024, there were 6,520,359 and 6,321,179 shares of common stock outstanding, respectively. As of both December 31, 2025 and 2024, there were 1,007,500 shares of Series A preferred stock outstanding.

NOTE 6: STOCK-BASED COMPENSATION

Vita Imaging Inc. 2019 Stock Incentive Plan

The Company has adopted the Vita Imaging Inc. 2019 Stock Incentive Plan ("2019 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 1,500,000 shares as of December 31, 2025 and 2024.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan's inception. As of December 31, 2025, there were 558,000 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over four years.

A summary of information related to stock options for the years ended December 31, 2025 and 2024 is as follows:

	Number of Options	Weighted Average Exercise	Weighted Average Contract Term	Intrinsic value
Outstanding at December 31, 2023	882,000	$ 0.14	7.45	$ 4,899,780
Granted	30,000	0.37	10.00	
Exercised	-	-	-	
Expired/Cancelled	-	-	-	
Outstanding at December 31, 2024	912,000	$ 0.15	6.54	$ 5,059,680
Exercisable Options at December 31, 2024	714,083	$ 0.09	6.07	$ 4,004,784
Outstanding at December 31, 2024	912,000	$ 0.15	6.54	
Granted	30,000	0.37	10.00	
Exercised	-	-	-	
Expired/Cancelled	-	-	-	
Outstanding at December 31, 2025	942,000	$ 0.16	5.66	$ 5,219,580
Exercisable Options at December 31, 2025	808,458	$ 0.12	5.32	$ 4,507,803

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

VITA IMAGING INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

| | December 31, | |
Time Vesting	2025	2024
Expected life (years)	7	7
Risk-free interest rate	3.97%	4.29%
Expected volatility	67%	67%
Annual dividend yield	0%	0%

The total grant-date fair value of the options granted during the year ended December 31, 2025 and 2024 was $163,513 and $163,657, respectively. Stock-based compensation expense for stock options of $115,180 and $31,672 was recognized under FASB ASC 718 for the years ended December 31, 2025 and 2024, respectively, and included in general and administrative expenses and research and development expenses in the statements of operations.

Total unrecognized compensation cost related to non-vested stock option awards amounted to $253,935 as of December 31, 2025, which is expected to be recognized as follows:

Year		Amount
2026	$	100,266
2027		84,264
2028		58,549
2029		10,856
	$	253,935

NOTE 7: COLLABORATION RESEARCH AND LICENSE AGREEMENT

In January 2020, the Company entered into a Collaborative Research Agreement (the "BC Cancer Agreement") with BC Cancer. Pursuant to the terms of the BC Cancer Agreement, the Company and BC Cancer agreed to collaborate by jointly conducting research activities related to the development and improvement of the Company's cancer detection device.

Under the first statement of work of the BC Cancer Agreement, the Company was obligated to pay CDN $228,362, including CDN $57,091 upon execution and the remaining payments in quarterly installments through September 30, 2020. The last payment per the initial agreement was then modified to be CDN $33,799. The contract period for the initial statement of work was January 1, 2020 through December 31, 2020.

In February 2021, the parties entered into an amendment to extend the BC Cancer Agreement for an additional contract period from February 2021 through January 31, 2022. Per the amendment, the Company was under obligation to pay CDN $135,195, including CDN $33,799 upon execution and the remaining payments in quarterly installments through November 2021. The amendment also agreed to a total amount owed of CDN $197,492 under the first statement of work, which was already paid in full. In August 2021, the parties entered into a second amendment to extend the quarterly payments owed through January 2022. In November 2022, the parties entered into a third amendment whereby the Company was under obligation to pay CDN $115,592 in quarterly payments through

January 2023. In January 2023, the parties entered into a fourth amendment whereby the Company was under obligation to pay CDN $136,066 in quarterly payments through January 2024. In July 2025, the parties entered into a fifth amendment whereby the Company was under an obligation to pay CDN $298,576 in scheduled payments through December 2025.

In addition to the collaborative research plan, in July 2020 the Company entered into a license agreement ("BC License Agreement") with BC Cancer and the University of British Columbia ("UBC") whereby the Company was granted an exclusive, royalty-bearing and worldwide license to use and sublicense the BC Cancer technology and improvement for the purpose of developing, manufacturing, using, offering for sale, and selling the products in the field of use as defined in the license agreement. The license grants the Company rights to all clinical data and related patents. The term of the license agreement is twenty years or upon the patents' expiration. Upon execution of the BC License Agreement, the Company was obliged to pay an initial license and documentation fee of CDN $25,000. The Company also agreed to pay for patent filing costs of $77,254.

Under the BC License Agreement, the Company is obligated to pay BC Cancer an annual royal equal to 2.5% of revenue, or a minimum annual royalty of CDN $25,000, whichever is greater in each year. If the Company pays a minimum of CDN $250,000 per year, inclusive of any collaborative research fees, royalties or contractual revenue, the minimum royalty payment will be waived. The Company will also pay UBC a royalty equal to 50% of sublicensing revenue. The Company is obligated to pay UBC certain milestone payments, including $250,000 upon a merger, acquisition, or initial public offering valued less than $3.75 million and $750,000 if such event is valued greater than $3.75 million.

During the years ended December 31, 2025 and 2024, the Company recorded total research and development expenses of $234,805 and $18,782, respectively, in connection with the BC Cancer Agreement. These amounts include collaborative research fees, the initial license fee, a minimum royalty payment of CDN $25,000 and certain patent filing costs. As of December 31, 2025 and 2024, the Company had $202,295 and $78,156, respectively, included in accounts payable and accrued expenses pertaining to the BC Cancer Agreement and BC License Agreement.

NOTE 8: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to tax to accrual differences, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $2,153,881 and $1,452,777, respectively.

The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2025	**2024**
Deferred tax assets		
Net operating loss carryforwards	$ 1,322,510	$ 1,009,605
Depreciation	2,188	-
Amortization	33,542	36,897
Capitalized research and development expense	753,858	392,798
Stock-compensation expense	41,783	13,477
Total	2,153,881	1,452,777
Valuation allowance	(2,153,881)	(1,452,777)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2025 and 2024, cumulative losses through December 31, 2025, and no history of generating taxable income.

Therefore, valuation allowances of $2,153,881 and $1,452,777 were recorded as of December 31, 2025 and 2024, respectively. Valuation allowance increased by $701,104 during 2025. Deferred tax assets were calculated using the Company's combined effective tax rate, which is estimated to be 28.0%. The effective rate is reduced to 0% for 2024 and 2025 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. For the years ended December 31, 2025 and 2024, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,731,362 and $3,611,924, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax position through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2025 tax years remain open to examination.

NOTE 9: LEASES

In 2023, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. In January 2024, the Company amended the term of the lease agreement, extending the existing short-term lease to 24 months. This amendment qualifies the lease for accounting under ASC 842, and as a result, the related operating ROU asset and lease liability have been recognized on the balance sheet for the year ended December 31, 2024.

The Company used the prime rate at 8.5% per annum as the discount rate to measure the lease liability upon recognition of the operating ROU asset and lease liability in January 2024. The prime rate was considered appropriate as it reflects the rate the Company would have incurred for a similar borrowing over a comparable term. The remaining lease term as of December 31, 2024 was 0.42 year. Cash paid for amounts included in the measurement of ROU lease liability was $28,066 for the year ended December 31, 2024.

As of May 31, 2025, the lease agreement reached the end of its contractual term. The lease was not renewed nor extended, and the Company vacated the premises upon expiration. Cash paid for amounts included in the measurement of ROU lease liability was $11,833 for the year ended December 31, 2025.

As of the termination date, all rights and obligations under the lease ceased. No lease liability or right-of-use asset is recognized beyond May 31, 2025. The Company has no continuing commitments related to this lease.

NOTE 10: RELATED PARTY TRANSACTIONS

Loan Payable, Related Party

Refer to Note 4 for details of the Company's related party loan payable.

Due to Related Party

During 2025, the Company incurred amounts due to Thinh Tran, Chief Executive Officer, totaling $6,300 for certain costs paid on the Company's behalf. As of December 31, 2025, the balance remained outstanding. The amount is not subject to a formal agreement, bears no interest, and is payable on demand.

Leases

Effective June 1, 2025, the Company began occupying office space owned by Tibaray Inc., a related party, as Thinh Tran serves as Chief Executive Officer of both entities. No formal lease agreement was executed. The arrangement was rent-free and did not meet the definition of a lease under ASC 842 because no enforceable contract existed. Accordingly, no ROU asset or lease liability was recognized in connection with this arrangement.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: SUBSEQUENT EVENTS

Loan Payable, Related Party

On May 26, 2026, the Company entered into a related-party line of credit with a maximum borrowing capacity of $500,000. The line of credit bears interest at 3% per annum, matures on March 31, 2028, and is convertible into the Company's Series A preferred stock at the option of the holder at a conversion price of $2.00 per share. The loan is also mandatorily converted to Series A preferred stock upon meeting certain regulatory approvals. In the event of change of control, two times of the outstanding principal amount and accrued interest shall be repaid in connection with such change of control.

Leases

On May 28, 2026, the Company entered into a formal lease agreement with Tibaray, Inc., a related party, as Thinh Tran serves as Chief Executive Officer of both entities. The lease became effective on June 1, 2026, and provides for a non-cancellable term of one year ending May 31, 2027. Thereafter, the lease continues on a month-to-month basis until terminated by either party. Monthly lease payments of $2,300 commenced on June 1, 2026.

Common Stock Financing

On February 5, 2026, the Company closed its common stock offering. In connection with the closing, the Company received gross proceeds of $380,171 and issued 83,857 shares of common stock at an offering price of $5.70 per share to various accredited investors pursuant to the terms and conditions of the applicable term sheets.

Collaboration Research and License Agreement

In May 2026, the Company began negotiating the sixth amendment to its Collaboration Research and License Agreement to extend the contract term from January 1, 2026 through December 31, 2026. Under the proposed amendment, the total contract value is CDN $72,092, payable upon execution of the amendment.

Management's Evaluation

Management has evaluated subsequent events through June 29, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

VITA IMAGING INC.
EXHIBIT C TO FORM C-AR

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
STATE OF DELAWARE

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE

STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE RESTATED CERTIFICATE OF "VITA IMAGING

INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF MAY, A.D.

2025, AT 2:58 O`CLOCK P.M.



Charuni Patibanda-Sanchez, Secretary of State

7323446 8100
SR# 20252288331

Authentication: 203705983
Date: 05-15-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VITA IMAGING INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Vita Imaging Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify:

ONE: That the name of this corporation is Vita Imaging Inc., and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was March 14, 2019 under its current name.

TWO: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, and the resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

I.

The name of this corporation is Vita Imaging Inc. (the "**Company**").

II.

The address of the registered office of the Company in the State of Delaware is 800 N. State Street, Suite 402, Dover, Delaware 19901 in the County of Kent. The name of the registered agent of the Company at such address is First Corporate Solutions, Inc.

III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The total number of shares that the Company is authorized to issue is 12,500,000 shares, consisting of (i) 10,000,000 shares of Common Stock and (ii) 2,500,000 shares of Preferred Stock, (A) 2,140,000 of which are hereby designated "**Series A Preferred Stock**" (the "**Series A**") and (B) 360,000 of which are hereby designated "**Series A-1 Preferred Stock**" (the "**Series A-1**").

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:58 PM 05/14/2025
FILED 02:58 PM 05/14/2025
SR 20252288331 - File Number 7323446

The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

     B.   The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

     1.   **DIVIDEND RIGHTS.**

     (a)   The "**Original Issue Price**" of (i) the Series A shall be $2.00 per share and (ii) the Series A-1 shall be $5.70 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date (the "**Filing Date**") of this Amended and Restated Certificate of Incorporation (as the same may be amended from time to time, the "**Certificate of Incorporation**")).

     (b)   In the event dividends are paid or distributions made on any share of Common Stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of Series A and Series A-1 in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

     (c)   A distribution to the Company's stockholders may be made without regard to the preferential dividends arrears amount, if any, or any preferential rights amount (each as determined under applicable law).

     (d)   Whenever a dividend provided for in this Section B.1 shall be payable in property other than cash, the value of such dividend shall be the fair market value of such distribution as determined in good faith by the Board of Directors of the Company (the "**Board**").

     2.   **VOTING RIGHTS.**

     (a)   **General Rights.** Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section B.4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

     (b)   **Separate Vote of Preferred Stock.** For so long as at least 75% of the initially-issued shares of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Filing Date) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions (whether taken directly or indirectly, by merger, recapitalization or otherwise):

     (i)   Any amendment, alteration or repeal of any provision of the Bylaws or the Certificate of Incorporation that alters or changes the voting or other powers, preferences or other rights, privileges or restrictions of the Preferred Stock so as to affect the Preferred Stock adversely;

(ii) Any authorization or any designation, whether by reclassification, alteration, amendment or otherwise, of any new or existing class or series of stock or any other securities convertible into equity securities of the Company ranking senior to the Series A or Series A-1;

(iii) Any increase in the authorized number of shares of Series A or Series A-1; or

(iv) Any redemption, purchase, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than (i) acquisitions of Common Stock by the Company pursuant to agreements that permit the Company, upon termination of services to the Company, to repurchase such shares at no more than the lower of original cost and fair market value or (ii) acquisitions of Common Stock in exercise of any right of first refusal of the Company to repurchase such shares.

(c) **Election of Board of Directors.**

(i) The holders of Common Stock and Preferred Stock, voting together as a single class on an as-if-converted basis, shall be entitled to elect all members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii) Pursuant to the provisions of Section 223(a)(1) and Section 223(a)(2) of the DGCL, any vacancy and newly created directorships resulting from any increase in the authorized number of directors or by amendment of this Certificate of Incorporation, and vacancies created by removal, death or resignation of a director, shall be filled only by vote or written consent in lieu of a meeting of the holders of the class or series entitled to elect directors or by the remaining director or directors, if any, elected by the holders of such class or series pursuant to this Section B.2.

(iii) In accordance with Section 141(k) of the DGCL, any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

(iv) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3. **LIQUIDATION RIGHTS.**

(a) Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "**Liquidation Event**"), or any Acquisition or Asset Transfer (as each such term is defined below), before any distribution or payment shall be made to the holders of any Common Stock, subject to the right of any series of Preferred Stock that may from time to time come into existence, the holders of Series A and Series A-1 shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series A or Series A-1 held by them, an amount per share (i) for each share of Series A equal to the Original Issue Price for the Series A plus all declared and unpaid dividends on the Series A and (ii) for each share of Series A-1 equal to the Original Issue Price for the Series A-1 plus all declared and unpaid dividends on the Series A-1. If, upon any such Liquidation Event, Acquisition or Asset Transfer, the assets of the Company shall be insufficient to make payment in full to all holders of Series A and Series A-1 of the liquidation preference set forth in this Section B.3(a), then such assets (or consideration) shall be distributed among the holders of Series A and Series A-1 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full liquidation preference of the Series A and Series A-1 as set forth in Section B.3(a) above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

(c) For the purposes of this Section B.3: (i) "**Acquisition**" shall mean any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization and other than a transaction the principal purpose of which is to change the jurisdiction of incorporation of the Company (provided that, for the purpose of this Section B.3(c), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such consolidation or merger or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); provided, that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "**Asset Transfer**" shall mean a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

(d) In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

4. **CONVERSION RIGHTS.**

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "**Conversion Rights**"):

(a) **Optional Conversion.** Subject to and in compliance with the provisions of this Section B.4, any shares of Series A or Series A-1 may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A or Series A-1, as applicable, shall be entitled upon conversion shall be the product obtained by multiplying the Series A Conversion Rate (as defined below) or the Series A-1 Conversion Rate (as defined below), as applicable, then in effect for such series (determined as provided in Section B.4(b)) by the number of shares of Series A or Series A-1, as applicable, being converted.

(b) **Conversion Rate.** The conversion rate in effect at any time for the conversion of the Series A (the "**Series A Conversion Rate**") shall be the quotient obtained by dividing the Original Issue Price of the Series A by the Series A Conversion Price (as defined below), calculated as provided in Section B.4(c). The conversion rate in effect at any time for the conversion of the Series A-1 (the "**Series A-1 Conversion Rate**") shall be the quotient obtained by dividing the Original Issue Price of the Series A-1 by the Series A-1 Conversion Price (as defined below), calculated as provided in Section B.4(c).

(c)   **Series A Conversion Price.** The conversion price applicable to the Series A shall initially be the Original Issue Price of the Series A (the "**Series A Conversion Price**"). Such initial Series A Conversion Price shall be adjusted from time to time in accordance with this Section B.4. The conversion price applicable to the Series A-1 shall initially be the Original Issue Price of the Series A-1 (the "**Series A-1 Conversion Price**"). Such initial Series A-1 Conversion Price shall be adjusted from time to time in accordance with this Section B.4. All references to the Series A Conversion Price or Series A-1 Conversion Price herein shall mean the Series A Conversion Price or Series A-1 Conversion Price, as applicable, as so adjusted.

(d)   **Mechanics of Optional Conversion.** Each holder of Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Section B.4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Preferred Stock, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Preferred Stock being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value as determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Preferred Stock being converted and (ii) in cash (at the Common Stock's fair market value as determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e)   **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date on which the first share of Preferred Stock is issued (the "**Original Issue Date**"), the Company effects a subdivision of the outstanding Common Stock, the Series A Conversion Price and Series A-1 Conversion Price, as applicable, in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date. the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Series A Conversion Price and Series A-1 Conversion Price, as applicable, in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section B.4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f)   **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Series A Conversion Price and Series A-1 Conversion Price, as applicable, then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series A Conversion Price and Series A-1 Conversion Price shall be adjusted by multiplying the Series A Conversion Price Series A-1 Conversion Price, as applicable, then in effect by a fraction,

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance; and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series A Conversion Price and Series A-1 Conversion Price, as applicable, shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price and Series A-1 Conversion Price, as applicable, shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price and Series A-1 Conversion Price, as applicable, shall be adjusted pursuant to this Section B.4(f) to reflect the actual payment of such dividend or distribution.

(g) **Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation.** If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition as defined in Section B.3 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section B.4), in any such event each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Preferred Stock immediately prior to such recapitalization, reclassification, merger, consolidation or other transaction would have been entitled to receive pursuant to such transaction, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section B.4 with respect to the rights of the holders of Preferred Stock after the capital reorganization to the end that the provisions of this Section B.4 (including adjustment of the Series A Conversion Price or Series A-1 Conversion Price then in effect and the number of shares issuable upon conversion of the applicable Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(h) **Certificate of Adjustment.** In each case of an adjustment or readjustment of the Series A Conversion Price or Series A-1 Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the applicable Preferred Stock, if the Preferred Stock is then convertible pursuant to this Section B.4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Preferred Stock so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Series A Conversion Price or Series A-1 Conversion Price, as applicable, at the time in effect and (ii) the type and amount, if any, of other property that at the time would be received upon conversion of the applicable Preferred Stock. Failure to request or provide such notice shall have no effect on any such adjustment.

           (i)   **Notices of Record Date.** Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section B.3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any Asset Transfer (as defined in Section B.3), or any Liquidation Event (as defined in Section B.3), the Company shall mail to each holder of Preferred Stock at least ten days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, recapitalization, Acquisition, Asset Transfer or Liquidation Event is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, recapitalization, Acquisition, Asset Transfer or Liquidation Event.

           (j)   **Automatic Conversion.**

           (i)   Each share Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Series A Conversion Price or Series A-1 Conversion Price, as applicable: (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series A or Series A-1, as applicable, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section B.4(d).

           (ii)   Upon the occurrence of either of the events specified in Section B.4(j)(i) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Preferred Stock are delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the holders of Preferred Stock shall either (A) surrender the certificates representing such shares at the office of the Company or any transfer agent for the Preferred Stock or (B) notify the Company that such certificates have been lost, stolen or destroyed, and executed an indemnity agreement satisfactory to the Company as described above. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates or as stated in such written notice and indemnity agreement, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section B.4(d).

(k) Adjustments to Conversion Price for Certain Other Diluting Issuances.

(i) Special Definitions. For purposes of this Section B.4(k), the following definitions shall apply:

(A) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(C) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section B.4(k)(iii) below, deemed to be issued) by the Company after the Original Issue Date, other than (I) the following shares of Common Stock and (II) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (I) and (II), collectively, "**Exempted Securities**"):

(1) Shares Common Stock issued or issuable upon conversion of Series A or Series A-1;

(2) Shares of Common Stock or Preferred Stock (and/or Options therefor or other Convertible Securities) issued or issuable primarily for other than equity financing purposes and approved by the Board;

(3) Shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act of 1933, as amended;

(4) Shares of Common Stock, Options or Convertible Securities issued or issuable as a dividend or distribution on Preferred Stock;

(5) Shares of Common Stock, Options or Convertible Securities issued or issuable by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section B.4(e), Section B.4(f) or Section B.4(g);

(6) Shares of Common Stock or Options issued or issuable to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(7) Shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(8) Shares of Common Stock, Options or Convertible Securities issued or issuable to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing, real property leasing transaction or a similar transaction, in each case approved by the Board;

(9) Shares of Common Stock, Options or Convertible Securities issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board;

(10) Shares of Common Stock, Options or Convertible Securities issued or issuable pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement; provided, that such issuances are approved by the Board; or

(11) Shares of Common Stock, Options or Convertible Securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board.

(ii) No Adjustment of Conversion Price. Notwithstanding any other provision in this Certificate of Incorporation, including, without limitation, Section B.4(k)(iii), no adjustment of the Series A Conversion Price or Series A-1 Conversion Price, as applicable, shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Company receives written notice from the holders of at least a majority of the then-outstanding shares of Series A (with respect to the Series A Conversion Price) or Series A-1 (with respect to the Series A-1 Conversion Price), agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(iii) Deemed Issue of Additional Shares of Common Stock.

(A) If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price or Series A-1 Conversion Price, as applicable, pursuant to the terms of Section B.4(k)(iv), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (ii) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price or Series A-1 Conversion Price, as applicable, computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price or Series A-1 Conversion Price, as applicable, as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section B.4(k)(iii)(B) shall have the effect of increasing the Series A Conversion Price or Series A-1 Conversion Price, as applicable, to an amount which exceeds the lower of (y) the Series A Conversion Price or Series A-1 Conversion Price, as applicable, in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security and (z) the Series A Conversion Price or Series A-1 Conversion Price, as applicable, that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price or Series A-1 Conversion Price, as applicable, pursuant to the terms of Section B.4(k)(iv) (either because the consideration per share (determined pursuant to Section B.4(k)(v)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price or Series A-1 Conversion Price, as applicable, then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (ii) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section B.4(k)(iii)(A)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price or Series A-1 Conversion Price, as applicable, pursuant to the terms of Section B.4(k)(iv), the Series A Conversion Price or Series A-1 Conversion Price, as applicable, shall be readjusted to such Series A Conversion Price or Series A-1 Conversion Price, as applicable, as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(E)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price or Series A-1 Conversion Price, as applicable, provided for in this Section B.4(k)(iii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in Section B.4(k)(iii)(B) and Section B.4(k)(iii)(C)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price or Series A-1 Conversion Price, as applicable, that would result under the terms of this Section B.4(k)(iii) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price or Series A-1 Conversion Price, as applicable, that such issuance or amendment took place at the time such calculation can first be made.

(iv)   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall, at any time after the Original Issue Date, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section B.4(k)(iii)), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price or Series A-1 Conversion Price, as applicable, shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(A)   "CP_2" shall mean the Series A Conversion Price or Series A-1 Conversion Price, as applicable, in effect immediately after such issue of Additional Shares of Common Stock;

(B)   "CP_1" shall mean the Series A Conversion Price or Series A-1 Conversion Price, as applicable, in effect immediately prior to such issue of Additional Shares of Common Stock;

(C)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(D)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP_1); and

(E)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Notwithstanding the foregoing, the Series A Conversion Price or Series A-1 Conversion Price, as applicable, shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.

(v) Determination of Consideration. For purposes of this Section B.4(k), the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property: Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

(2) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in Section B.4(k)(v)(A)(1) and Section B.4(k)(v)(A)(2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section B.4(k)(iii), relating to Options and Convertible Securities, shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(vi) Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price or Series A-1 Conversion Price, as applicable, pursuant to the terms of Section B.4(k)(iv), and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price or Series A-1 Conversion Price, as applicable, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(l)   **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m)   **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n)   **Notices.** Any notice required by the provisions of this Section B.4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by electronic transmission in compliance with the provisions of the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) four business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o)   **Payment of Taxes.** The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

5.   **NO REISSUANCE OF PREFERRED STOCK.**

Any shares of Preferred Stock redeemed, purchased, converted or exchanged by the Company shall be cancelled and retired and shall not be reissued or transferred.

C.   The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Company's Certificate of Incorporation) the affirmative vote of the holders of a majority of the then-outstanding shares of stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis), irrespective of the provisions of Section 242(b)(2) of the DGCL.

V.

No stockholder of the Company shall have a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and such stockholder.

VI.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (a) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (b) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Company.

VII.

A.   The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B.   To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.   Any repeal or modification of this Article VII shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VII in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VIII.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.   The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

B.   The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation.

C.   The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

* * * *

THREE: This Amended and Restated Certificate of Incorporation has been duly approved by the Board.

FOUR: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Company in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 and Section 245 of the DGCL by the stockholders of the Company.

[Remainder of this page intentionally left blank; signature page follows.]

Vita Imaging Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of April 11, 2025.

VITA IMAGING INC.

By: _____ \s\ Thinh Tran _____

Thinh Tran
President and Chief Executive Officer